Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 930 3353 www.smith-nephew.com

VIA EDGAR SUBMISSION AND FACSIMILE

Ms Tara Harkins

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax no + (1 202) 772 9218

31 January 2007

Dear Ms Harkins

Smith & Nephew plc,

Form 20-F for the fiscal year ended December 31, 2005

Filed March 10, 2006

File No 001-14978

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated 8 January 2007 (the “Comment Letter”) regarding the above referenced filing on Form 20-F (the “20-F”) of Smith & Nephew plc (the “Company”). The “Group” refers to the Company and its consolidated subsidiaries.

Set forth below are the responses to the Staff’s comments numbered 1 through 12, as set forth in the Comment Letter.

Financial Summary, Page 2

Presentation, Page 2

1.	Please refer to prior comment 1. In future filings please revise Note 39 – Differences between IFRS and US GAAP to clearly indicate that “adjusted basic earnings per ordinary share” and “adjusted diluted earnings per ordinary share” are non-GAAP measures and to clearly disclose that these measures are not permissible under US GAAP.

As requested, the Group will include the following the following text in Note 39 in future filings:

Registered No. 324357 in England and Wales at the above address

“Earnings Per Ordinary Share

Adjusted basic earnings per ordinary share and adjusted diluted earnings per ordinary share (as described in Note 12) are permitted measures under IFRS. Under US GAAP, these would not be permissible.”

2.	We note your response to prior comment 1 where you indicate that the non-GAAP measures previously identified are not prohibited by Item 10(e) because they are required to be disclosed by local regulation. However, we note that the UK guidance to which you refer does not expressly permit or require any specific measures but, rather, states that the Operating and Financial Review (OFR) should include key performance indicators used by the directors to assess progress against their stated objectives. While the guidance provides an illustrative list of key performance indicators, this list identifies types of measures which a company might wish to consider including in its discussion of OFR. We note that Item 10(e) of Regulation S-K clearly expressed the view that the exception to prohibiting certain non-GAAP measures in filings by foreign private issuers only covers those situations where the foreign organisation affirmatively acts to require or permit the measure. Please refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) and address the following:

•	As it appears that the measure excludes recurring items, tell us the usefulness of the measures and discuss the facts and circumstances that would support presentation of the non-GAAP measures.

•	Discuss the substantive reasons why management believes each non-GAAP financial measure provides useful information to investors.

•	Describe the specific manner in which management uses each non-GAAP measure to conduct or evaluate its business.

•	Explain the economic substance behind management’s decision to use each measure.

•	Discuss the material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

In light of the Staff’s comment, the Group will amend future filings to replace the first two paragraphs under the heading “Presentation” in the “Financial Summary” with a new section that highlights each of the non-GAAP measures that the Group uses in the Annual Report. This amendment is instead of the wording proposed by the Group in its response to prior comment 2 (dated 9 November 2006) to the Staff’s letter of 25 September 2006.

The revised wording will be as follows:

“Presentation

The Report of the Directors included in the Annual Report includes a number of measures that management uses as key performance indicators, certain of which are not presented in the financial statements prepared in accordance with IFRS and are therefore non-GAAP measures. The principal measures presented in the Annual Report are:

Underlying growth in revenue

Underlying growth in revenue is the key performance indicator used by the Group’s management in order to compare the revenue in a given year to those of the previous year on a like-by-like basis. This is done by adjusting for the impact both of sales of products acquired in business combinations in the current year and the prior year, and of movements in exchange rates. An explanation of how this measure is calculated is presented in the Business Overview on page 28 of the Annual Report.

Underlying growth in revenue is considered by the Group to be the indicator that best measures performance that is most closely influenced by local management.

The Group’s management uses this non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance on both a business segment and a consolidated Group basis. The Group’s management compensates for the limitations of underlying growth in revenue resulting from the exclusion of these items by also considering growth in revenue on a GAAP basis.

Adjusted attributable profit

The Group adjusts attributable profit, as recorded in the group income statement prepared in accordance with IFRS, to remove items that may affect comparability. A reconciliation of attributable profit to adjusted attributable profit is presented in Selected Financial Data on page 165 of the Annual Report.

The Group believes that the reporting of profit and earnings per share before such items provides additional information on underlying returns and trends to shareholders. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain trends as they are exceptional in nature or derive from specific accounting treatments. Such items principally comprise restructuring, rationalisation and acquisition related expenses, the macrotextured claim, net profit on disposal of the joint venture and taxation thereon and amortisation of acquisition intangibles. The Group’s internal financial reporting focuses primarily on profit and earnings before these items and these are the key performance indicators used in budgets, monthly reporting, forecasts, long-term planning and incentive plans.

Adjusted attributable profit does not include all the items typically included in attributable profit. Management compensates for any limitations of this measure by additionally considering the related measures that do include such items, particularly attributable profit.

Basic adjusted earnings per ordinary share (EPSA)

The Group calculates EPSA as adjusted attributable profit divided by the IFRS weighted average number of shares; the calculation is set out in Note 12 of the Notes to the Group accounts. The Group uses EPSA as a principal determinant in the remuneration of other than basic salaries of executive directors and senior management and of employee bonuses.

The economic substance, limitations and reasons why management believes EPSA provides useful information are as set out above for adjusted attributable profit. Management compensates for any limitations of this measure by additionally considering the related measures that do include such items, principally, basic (and diluted) earnings per share.

Trading cash-flow

Management assesses available cash flow in terms of “trading cash flow” which is a non-GAAP key performance indicator defined as cash flows after capital expenditure and before material items which derive from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain trends in cash flows. Ongoing capital expenditure on fixed assets is regarded as essential to develop and grow the Group’s businesses and to drive operating efficiencies. Management believes that trading cash flow provides useful information to investors because it provides a consistent year on year comparison of operating cash flows.

A reconciliation of trading cash-flow to the nearest GAAP measure, cash generated from operating activities, is presented on page 44 of the Annual Report.

This measure is used in the Group’s management reporting, budgeting and planning because it provides information on those elements of cash flows which local managers are most directly able to influence.

Trading cash flow does not include all the items typically included in cash generated from operating activities or which management has an obligation to incur. Management compensates for the limitations of this measure by additionally considering the line item cash generated from operating activities which is reconciled in the table above/below.”

3.	We note your response to comment 5. In addition to the changes you have proposed, please revise future filings to address the following:

•	Consistent with Financial Reporting Codification Section 501.01.a, footnote 28, as added by Commission Release 33-7620, include a complete discussion of the reconciling items that apply to the segment being discussed; and

•	Describe clearly how you calculate the amount of the impact of current-year acquisitions on segment revenues and explain how the amounts are derived from your financial statements presented in accordance with IFRS as adopted by the European Union.

In addition to the changes the Group has previously proposed, in future filings the Group will expand the discussion of segment revenue in the Operating and Financial Review to provide a more detailed narrative discussion of those items that affect the revenue of a segment but that are not included in the “underlying growth in revenue” measure.

The additional wording proposed below in response to comment 5 will clearly describe how the Group calculates the impact of current-year acquisitions.

4.	We note your response to comment 6. In light of the meaning given to the term “foreign currency translation” in IAS21 and SFAS52, your use of a non-GAAP measure called “Foreign currency translation effect” which only captures part of the GAAP based translations, may be confusing to investors. Consistent with the guidance in Item 10(e), revise future filings to use a title for a non-GAAP measure that is not confusingly similar to the term as used in GAAP and which clearly describes the amount being presented.

In light of the Staff’s concern that the “Foreign currency translation effect” may be confusing to investors, the Group will in future filings refer to this adjustment as the “Constant currency exchange effect” and we have amended the definition, as referred to in response to comment 5 below, to refer to the prior year end closing rate, rather than the management rate.

5.	In addition, since the foreign currency translation effect is also a non-GAAP measure, clearly identify the amount as such and provide the additional disclosures required by Item 10(e) for this measure in future filings.

The Group notes the Staff’s comment and will revise future filings to include the following wording in the Business Overview in place of the current section headed “Underlying Growth in Sales” on page 28 of the 2005 Annual Report:

“Underlying Growth in Revenue

“Underlying growth in revenue” is the key performance indicator used by the Group’s management in order to compare the revenue in a given year to those of the previous year, adjusting for the impact both of sales of products acquired in business combinations in the current year and the prior year, and of movements in exchange rates. The Group’s management uses this non-GAAP measure in its internal financial reporting, budgeting and planning to assess performance on both a business segment and a consolidated Group basis.

“Underlying growth in revenue” reconciles to growth in revenue reported in accordance with IFRS by making two adjustments, the “constant currency exchange effect” and the “acquisitions effect”, described below. The Group’s management compensates for the limitations of “Underlying growth in revenue” resulting from the exclusion of these items by also considering growth in revenue on a GAAP basis.

The “constant currency exchange effect” is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales. This is measured as the difference between the increase in revenue translated into US Dollars on a GAAP basis (i.e. current year revenue translated at the current year average rate, prior year revenue translated at prior year average rate) and the increase measured by translating current and prior year revenue into US Dollars using the prior year-end closing rate. The prior year-end closing rate is the rate used by management in its reporting systems, to translate prior and current year figures into US Dollars to enable comparability of the balance sheet and income statement. The Group has calculated that if it used the prior year average rate to translate current and prior year revenue instead of the prior year-end exchange rate the underlying growth in revenue would be unchanged from the constant currency exchange effect presented.

The “acquisitions effect” is the measure of the impact on revenue from newly acquired business combinations. This is calculated by excluding the revenue from sales of products acquired as a result of a business combination consummated in the current year, with non-US Dollar sales translated at the prior year-end closing rate. Additionally, prior year revenue is adjusted to include a full year of revenue from the sales of products acquired in those business combinations consummated in the previous year, calculated by adding back revenue from sales of products in the period prior to the Group’s ownership. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Reported growth in revenue by business segment reconciles to underlying growth in 2005 as follows:

	Reported growth	Constant currency exchange effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Orthopaedics	19	(2)	(1)	16
Endoscopy	10	(2)	—	8
Advanced Wound Management	5	(1)	—	4

Total revenue	13	(2)	—	11

Reported growth in revenue by business segment reconciles to underlying growth in 2004 as follows:

	Reported growth	Constant currency exchange effect	Acquisitions effect	Underlying growth
	(%)	(%)	(%)	(%)
Orthopaedics	12	9	(4)	17
Endoscopy	2	7	—	9
Advanced Wound Management	—	5	—	5

Total revenue	6	7	(1 1/2)	11 1/2

“

The Group will not present underlying growth in revenue on a geographic basis in its future filings as detailed in the Group’s response to comment 8 below.

6.	We note your response to comment 6. Please tell us how you plan to make it clearer in future filings that your presentation of “underlying growth in revenue on a consolidated basis” is a non-GAAP performance measure.

The Group considers that the revised wording set out in response to comments 2 and 5 will clarify that “underlying growth in revenue on a consolidated basis” is a non-GAAP performance measure.

7.

We note the reconciliation tables on page 29 and the explanation of “underlying growth in sales” on page 28 referenced in your response to prior comment 6. However, it is not clear from the disclosure how you determine the amount of (a) the foreign currency translation effect and (b) the acquisitions effect. Please revise future filings to include a clear discussion of how you determined these amounts.

The Group considers that the revised wording set out in response to comment 5 will provide users with a sufficient discussion of how these amounts are determined.

8.	In addition to presenting group underlying growth in revenue, it also appears that you present non-GAAP measures for underlying growth in revenue by geographic market. In future filings provide all of the disclosures required by Item 10(e) for each non-GAAP financial measure presented.

As detailed in our response to previous comment 19, in future filings the Group will remove the underlying growth in revenue by geographic market disclosure.

9.	We note your response to comment 6. In future filings, please revise the explanation on page 28 to include your specific reasons for believing that the information is useful to investors. For example, as previously noted in our comment, please address why, in light of your stated objectives for using the measure, you selected to use a constant foreign exchange rate for the period, i.e., the management rate, instead of excluding the impact of foreign exchange rate movements reflected in your GAAP financial statements. Further, we note that the discussion on page 83 does not provide this information. Please revise the discussion in future filings to explain why actual foreign exchange rate movement under GAAP does not meet the intended purposes and why the use of a management rate does.

The Group considers that the revised wording in response to comment 5 will provide investors with the information required.

Additionally, in light of the Staff’s comments the Group will also revise the wording and presentation of Note 3(c) of the Notes to the Group Accounts as set out below:

“3(c). Business Segmental Analysis – Additional Information Required under US GAAP

Group management reviews business segment performance by the use of key performance indicators that are not measured on the same basis as the measures presented in accordance with IFRS and US GAAP.

The measures of Revenue and Trading Profit by business segment that are reviewed by the Chief Operating Decision Maker (‘CODM’) use the prior year’s closing exchange rate to translate non-Dollar amounts instead of the average rate for the year as required for the measures presented in accordance with IFRS and US GAAP. Furthermore, the measure of Revenue by business segment that is reviewed by the CODM is adjusted for revenue from sales of products acquired in business combinations in the current year.

In its internal reporting the Group also adjusts the prior year Revenue and Trading Profit measures reviewed by the CODM, in a similar manner to that described above, to enable a comparison of the current and prior years. The presentation of this adjusted comparative information is not required by SFAS 131 but is presented in the Business Overview on page 28 and 29 of the Annual Report to enable users of the Annual Report to assess underlying segmental growth as reviewed by the Group’s CODM.

	2005	2004	2003
	(£ million)
Revenue by business segment
Orthopaedics (i)	676	584	499
Endoscopy (i)	326	302	286
Advanced Wound Management (i)	374	358	348

Revenue at prior year closing rate (i)	1,376	1,244	1,133
Adjustment for acquisitions	—	(5)	—
Exchange difference	31	10	46

Reported revenue	1,407	1,249	1,179

Trading profit by business segment
Orthopaedics (i)	161	135	112
Endoscopy (i)	68	60	56
Advanced Wound Management (i)	54	52	42

Trading profit at prior year closing rate (i)	283	247	210
Exchange difference	7	3	10

Reported trading profit	290	250	220

(i) Reviewed by Chief Operating Decision Maker

10.	Please refer to prior comment 7. Tell us and revise future filings to clarify why the actual foreign exchange movements under GAAP have little impact on your financial statements given the impact of foreign exchange movements in management rates presented on page 29.

As outlined in the additional wording set out in the Group’s response to comment 5, there is no difference between the underlying growth calculated using the prior year’s closing exchange rate and the average foreign exchange rate used in our IFRS financial statements. Therefore the Group considers that in referring to the “constant currency exchange effect” in its discussion of Group and business segment performance it is also addressing the actual foreign exchange movements under IFRS.

Group Cash Flow Statement, page 74

11.	We note your response to prior comment 14 and we are continuing to consider that response. As such, we may have further comment in that regard.

The Group has noted the Staff’s position.

Note 21 Financial Instruments, page 97

12.	Please see prior comment 24. Please present the disclosures required by paragraph 27 of IFRS 7 in future filings for each financial liability, including your borrowings.

The Group will not adopt IFRS 7 until the financial year commencing 1 January 2007. However, in response to the Staff’s comment the Group will include the following disclosure under the heading of “Fair Value of Financial Assets and Liabilities” on page 100 of the Annual Report in accordance with IAS 32 paragraph 92:

“For cash and cash equivalents, short-term loans, overdrafts and other short-term liabilities which have a maturity of less than three months the book values approximate the fair value because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. As the Group’s long-term borrowings are not quoted publicly and as market prices are not available their fair values are estimated by discounting future contractual cash flows to net present values using at the current market interest rates available to the Group for similar financial instruments as at the year end.

For currency and interest rate derivatives fair values represent the estimated amount the Group would pay or receive if the transaction was terminated. These are wholly calculated using standard market calculation conventions with reference to the relevant published closing interest rates and spot and forward exchange rates taken from an active market.”

The Company understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Clifford K Lomax, with comments or questions.

Yours sincerely

/s/ Clifford K Lomax
Group Financial Controller

Telephone Number +44 207 960 2238